Exhibit 99.1

IM Cannabis Receives NASDAQ Notification Regarding Minimum Bid Price Deficiency

TORONTO and GLIL YAM, Israel, April 14, 2023/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company", "IMCannabis", or "IMC"), a leading medical cannabis company with operations in Israel and Germany, announced today that the Company received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") on April 10, 2023, that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common shares for the 30 consecutive business days from February 24, 2023 to April 6, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until October 9, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by October 9, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company's common shares are also listed on the Canadian Securities Exchange and the Notification Letter does not affect the Company's compliance status with such listing.

Update on CCAA Proceedings of Trichome Financial Corp.

As previously disclosed Trichome Financial Corp. and its subsidiaries (collectively, "Trichome") commenced proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “Proceedings”) in November 2022. The Company announces that pursuant to an Order of the Ontario Superior Court of Justice issued on April 6, 2023 in the Proceedings, Trichome and its business and operations were sold to a party that is not related to the Company. Thus, the Company has exited operations in Canada and considers these operations discontinued. For more information, please visit www.imcannabis.com.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. ("Focus Medical"), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to statements relating to compliance with Nasdaq's continued listing requirements, and timing and effect thereof and the potential for an extension to regain compliance; Company leaving the Canadian cannabis market to focus on Israel, Germany and Europe; the restructuring and sale of Trichome under CCAA Proceedings.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com

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